FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	April	……………………………………………… ,	2019

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 26, 2019	By....../s/..........Sachiho Tanino .............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Division Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Determination of Features of Issuance of Stock-Type Compensation Stock Options

April 26, 2019

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (First Section) and other Stock Exchanges

Inquiries: Sachiho Tanino General Manager Consolidated Accounting Div. Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Determination of Features of Issuance of Stock-Type

Compensation Stock Options

Canon Inc. (the “Company”) determined, at a Board of Directors’ meeting held on March 28, 2019, the specific details of issuance of stock acquisition rights as stock-type compensation stock options to be issued on April 26, 2019.

The Company hereby announces that the price to be paid in exchange for the stock acquisition rights (the “Allotment Price”) has been determined at JPY 228,100 per stock acquisition right (JPY 2,281 per share)* by assigning today’s closing price of the common stock of the Company in ordinary trading at the Tokyo Stock Exchange and other conditions to the formula using Black-Scholes Model determined at the above meeting.

*The Company shall entitle to receive remuneration equal to the amount of the Allotment Price to the person granted the stock acquisition rights, and such remuneration right and the payment obligation of the Allotment Price to the Company shall be offset.

As for specific details of issuance of stock-type compensation stock options, please refer to the “Notice Regarding Features of Issuance of Stock-Type Compensation Stock Options” dated March 28, 2019.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

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